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                                                                      Exhibit 99


FOR IMMEDIATE RELEASE                                      CONTACT: Alison Tavik
--------------------------------------------------------------------------------
                                                       410-768-88578857 (office)
                                                       410-608-5581 (cell)
                                                       adtavik@bogb.net


                    GLEN BURNIE BANCORP RELEASES 2Q EARNINGS


Highlights

      o     4.47% increase in net interest income

      o     5.37% increase in other income

      o     4.17% increase in year to date net income

      o     2.93% increase in year to date deposits

      o     3.92% increase in year to date net loans


GLEN BURNIE, MD (July 29, 2004) - Glen Burnie Bancorp (NASDAQ: GLBZ), parent company of The Bank of Glen Burnie, today announced results for the second quarter.

"Deposits are growing, we continue to see growth in our loan portfolio and the net interest margin is strong," said President & Chief Executive Officer F. William Kuethe, Jr. "Overall, we are pleased with our pre-tax quarterly income position for the quarter."

For the three month period ending June 30, 2004, net interest income increased to $2,922,000 (+4.47%). The company reported net interest income of $2,797,000 for the same period in 2003. Year to date net interest income rose to $5,865,000 (+7.32%) as compared to $5,465,000 in 2003. Deposits year to date have increased to $264,446,000 (+2.93%) and net loans increased to $179,591,000 (+2.92%) since
December 31, 2003.

The company realized net income of $706,000 (-3.68%) or $.35 (-2.77%) basic earnings per share in the quarter ended June 30, 2004. The company reported net income of $733,000 or $.36 basic earnings per share for the same three-month period in 2003. Year to date net income for the six months ended June 30, 2004 was $1,447,000 (+4.17%) or $.71 (+2.90%) basic earnings per share as compared to $1,389,000 or $.69 basic earnings per share for the same period in 2003.

Other income rose to $530,000 (+5.37%) with gains on investments for the period ending June 30, 2004 increasing to $39,000 (+160%) from $15,000 in 2003. The six month year to date total for other income increased to $1,223,000 (+15%) in 2004 as compared to $1,063,000 for the same period in 2003. Gains on investments rose from $107,000 in 2003 to $269,000 (+151%) in 2004.

The July 1, 2004 issue of American Banker ranked The Bank of Glen Burnie 42nd in the country for largest portfolios of loans to individuals (as of March 31, 2004). The ranking listed the top 150 community banks nationwide with assets under $1 Billion.

"We are really pleased to be placed in the top third of this ranking," said The Bank of Glen Burnie's Chief Operating Officer Michael G. Livingston. "I think it demonstrates our commitment to meeting the lending needs of our community."

On July 9, 2004 Glen Burnie Bancorp paid its 47th consecutive dividend to shareholders of record at the close of business on June 24, 2004. Glen Burnie Bancorp was recently ranked 96th among the top 200 publicly traded community banks. The ranking appeared in the July issue of USBanker magazine. The ranking was based on a 3-year average return on equity (ROE) of 12.40%.


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Glen Burnie Bancorp, parent company to The Bank of Glen Burnie,
(www.thebankofglenburnie.com) maintains assets totaling approximately $300 million. The Bank of Glen Burnie is a locally-owned community bank with seven branches serving Anne Arundel County.

                                     # # # #

Certain information contained in this news release, which does not relate to historical financial information, may be deemed to constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties, which could cause the company's actual results in the future to differ materially from its historical results and those presently anticipated or projected. For a more complete discussion of these and other risk factors, please see the company's reports filed with the Securities and Exchange Commission.

                      Glen Burnie Bancorp and Subsidiaries
                      Condensed Consolidated Balance Sheet
                (dollars in thousands, except per share amounts)

                                                                                 (unaudited)
                                                                             June        December
                                                                           30, 2004      31, 2003
                                                                         ------------- --------------
                                                    Assets

     Cash and due from banks                                                  $11,037        $11,120
     Interest bearing deposits                                                     54             57
     Federal funds sold                                                         1,876          1,718
     Investment securities                                                    102,472        103,181
     Common Stock in the Glen Burnie Statutory Trust I                            155            155
     Loans, net of allowance                                                  179,591        172,819
     Premises and equipment at cost, net of accumulated depreciation            3,994          4,220
     Other real estate owned                                                      168            172
     Other assets                                                               8,968          8,810
     ------------------------------------------------------------------- ------------- --------------
               Total assets                                                  $308,315       $302,252
     =================================================================== ============= ==============

                              Liabilities and Stockholders' Equity

               Liabilities:
     Deposits                                                                $264,446       $256,908
     Short-term borrowings                                                      6,465          6,602
     Long-term borrowings                                                       7,213          7,227
     Guaranteed preferred beneficial interests in Glen Burnie
        Bancorp junior subordinated debentures                                  5,155          5,155
     Other liabilities                                                          1,356          2,413
     ------------------------------------------------------------------- ------------- --------------
               Total liabilities                                             $284,635       $278,305
     ------------------------------------------------------------------- ------------- --------------

               Stockholders' equity:
     Common stock, par value $1, authorized 15,000,000 shares; issued and outstanding June 30, 2004 2,032,803;
          December 31, 2003   1,689,281 shares                                 $2,033         $1,689
     Surplus                                                                   11,013         10,862
     Retained earnings                                                         10,776         10,115
     Accumulated other comprehensive income (loss), net of tax                  (142)          1,281

     ------------------------------------------------------------------- ------------- --------------
               Total stockholders' equity                                     $23,680        $23,947
     ------------------------------------------------------------------- ------------- --------------

               Total liabilities and stockholders' equity                    $308,315       $302,252
     =================================================================== ============= ==============


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                      Glen Burnie Bancorp and Subsidiaries
                   Condensed Consolidated Statements of Income
                (dollars in thousands, except per share amounts)

                                                                     Three Months Ended June 30,        Six Months Ended June 30,
                                                                  ---------------- ---------------- -------------- ----------------
                                                                       2004             2003            2004            2003
                                                                  ---------------- ---------------- -------------- ----------------
Interest income on
   Loans, including fees                                                   $2,709           $2,830         $5,450           $5,649
   U.S. Treasury and U.S. Government agency securities                        535              526          1,090            1,013
   State and municipal securities                                             451              435            916              810
   Other                                                                      112              118            232              249
----------------------------------------------------------------- ---------------- ---------------- -------------- ----------------
          Total interest income                                             3,807            3,909          7,688            7,721
----------------------------------------------------------------- ---------------- ---------------- -------------- ----------------

Interest expense on
   Deposits                                                                   639              864          1,308            1,763
   Junior subordinated debentures                                             137              137            273              273
   Long-term borrowings                                                       107              110            215              218
   Short-term borrowings                                                        2                1             27                2
----------------------------------------------------------------- ---------------- ---------------- -------------- ----------------
          Total interest expense                                              885            1,112          1,823            2,256
----------------------------------------------------------------- ---------------- ---------------- -------------- ----------------

          Net interest income                                               2,922            2,797          5,865            5,465

Provision for credit losses                                                    60                0            200                0
----------------------------------------------------------------- ---------------- ---------------- -------------- ----------------
          Net interest income after provision for credit losses             2,862            2,797          5,665            5,465
----------------------------------------------------------------- ---------------- ---------------- -------------- ----------------

Other income
   Service charges on deposit accounts                                        258              249            516              507
   Other fees and commissions                                                 181              168            332              311
   Other non-interest income                                                    1                3              4                5
   Income on life insurance                                                    51               68            102              133
   Gains on investment securities                                              39               15            269              107
----------------------------------------------------------------- ---------------- ---------------- -------------- ----------------
          Total other income                                                  530              503          1,223            1,063
----------------------------------------------------------------- ---------------- ---------------- -------------- ----------------

Other expenses
   Salaries and employee benefits                                           1,517            1,483          3,031            2,948
   Occupancy                                                                  165              164            339              376
   Other expenses                                                             827              798          1,723            1,596
----------------------------------------------------------------- ---------------- ---------------- -------------- ----------------
          Total other expenses                                              2,509            2,445          5,093            4,920
----------------------------------------------------------------- ---------------- ---------------- -------------- ----------------
Income before income taxes                                                    883              855          1,795            1,608

Income tax expense (benefit)                                                  177              122            348              219
----------------------------------------------------------------- ---------------- ---------------- -------------- ----------------
Net income                                                                   $706             $733         $1,447           $1,389
================================================================= ================ ================ ============== ================

Net income per share of common stock                                        $0.35            $0.36          $0.71            $0.69
================================================================= ================ ================ ============== ================

Weighted-average shares of common stock outstanding                     2,030,640        2,017,537      2,029,043        2,016,073
================================================================= ================ ================ ============== ================